As filed with the Securities and Exchange Commission on June 13, 2025

Registration No. 333-280368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 11

to

Form S-11

For Registration Under the Securities Act of 1933

of Securities of Certain Real Estate Companies

NUVEEN GLOBAL CITIES REIT, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael J.L. Sales

Nuveen Global Cities REIT, Inc.

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-280368

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 11 to the Registration Statement on Form S-11 (No. 333-280368) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.

1.1	Fourth Amended and Restated Dealer Manager Agreement, dated May 28, 2025, between Nuveen Global Cities REIT, Inc. and Nuveen Securities, LLC (filed as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed on May 29, 2025 and incorporated herein by reference).

10.1	Amended and Restated Limited Partnership Agreement of Nuveen Global Cities REIT OP, LP, dated May 28, 2025 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 29, 2025 and incorporated herein by reference).

10.2	Second Amended and Restated Advisory Agreement, dated May 28, 2025, by and among Nuveen Global Cities REIT, Inc., Nuveen Global Cities REIT OP, LP and Nuveen Real Estate Global Cities Advisors, LLC (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 29, 2025 and incorporated herein by reference).

10.3	DST Dealer Manager Agreement, dated May 28, 2025, by and among Nuveen Real Estate Exchange LLC, Nuveen Global Cities REIT OP, LP, Nuveen Securities, LLC and Nuveen Global Cities REIT, Inc. (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on May 29, 2025 and incorporated herein by reference).

23.1*	Consent of Independent Valuation Advisor

*	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on June 13, 2025.

Nuveen Global Cities REIT, Inc.

By:	/s/ Robert J. Redican
Robert J. Redican
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

* Michael J.L. Sales	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 13, 2025

/s/ Robert J. Redican Robert J. Redican	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 13, 2025

* John L. MacCarthy	Director	June 13, 2025

* Donna Brandin	Director	June 13, 2025

* John R. Chandler	Director	June 13, 2025

* Steven R. Hash	Director	June 13, 2025

* Robert E. Parsons, Jr.	Director	June 13, 2025

*By:	/s/ Robert J. Redican	Attorney-in-Fact	June 13, 2025
Robert J. Redican